111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

December 23, 2020

VIA EDGAR CORRESPONDENCE

Yoon Choo
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Ms. Choo:

This letter responds to certain of your outstanding comments, provided by telephone on November 23, 2020, December 4, 2020 and December 8, 2020 regarding the registration statements filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on September 18, 2020, September 22, 2020 and October 21, 2020 (the “Registration Statements”). The Registration Statements relate to the FT Cboe Vest U.S. Equity Buffer ETF – December, FT Cboe Vest U.S. Equity Deep Buffer ETF – December, FT Cboe Vest Growth-100 Buffer ETF – December, FT Cboe Vest International Equity Buffer ETF – December, FT Cboe Vest U.S. Equity Buffer ETF – January and FT Cboe Vest U.S. Equity Deep Buffer ETF – January (each, a “Fund” and collectively the “Funds”), each a series of the Trust. Comments addressed in previous correspondence and related registration statement filings have been omitted.

Corresponding changes to the responses outlined below appear in the Trust’s registration statements filed on Form N-1A on December 23, 2020 relating to the FT Cboe Vest U.S. Equity Buffer ETF – March, FT Cboe Vest U.S. Equity Deep Buffer ETF – March, FT Cboe Vest Growth-100 Buffer ETF – March and FT Cboe Vest International Equity Buffer ETF – March (the “March Registration Statements”).

Please note that Fund management recognizes that the Staff has given further consideration to the general landscape of defined outcome registration statement disclosure and, accordingly, has suggested certain modifications outlined below. Due to to time constraints, certain of these modifications have not been addressed in the March Registration Statements but will be reflected in future defined outcome registration statement filings. Once such disclosure modifications have been finalized, Fund management intends to make corresponding changes to all existing and future defined outcome registration statements in due course.

Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

Comment 1 – Cover Page

The Staff has given further consideration to the cover page disclosure for defined outcome funds. Please consider how the disclosure could be simplified to highlight only the most salient features distinguishing defined outcome funds from more typical fund products. In this regard, consider, for example, whether some of the disclosure could be deleted from the cover to avoid potential duplication or moved to other parts of the prospectus (e.g., the suitability chart on the last page of the cover could be moved to the risk disclosure section of the summary prospectus (see Instruction to Item 4(b)(1) of Form N-1A) and the discussion of how the Fund alerts existing shareholders to the new cap at the beginning of each new Target Outcome Period could be moved to the end of the investment strategy discussion.)

The Staff believes the following disclosure should be provided on the cover page:

1.	The Fund has characteristics unlike many other typical investment products and may not be suitable for all investors. It is important that investors understand the Fund’s investment strategy before making an investment in the Fund.
2.	The Outcomes (e.g., cap, buffer, index and period)

Example: The Fund is designed to participate in positive returns of the [Underlying ETF] (the “Underlying ETF”) up to a cap of XX% (before fees and expenses) and XX% (after fees and expenses), while seeking to provide a level of protection (a XX% buffer (before fees and expenses) and XX% (after fees and expenses)) in down markets (“Outcomes”) over the period from [start date] to [end date] (the “Target Outcome Period”).

3.	The specified outcomes may not be achieved, and investors may lose some or all of their money.

Example: The Fund seeks to achieve specified Outcomes but there is no guarantee that the Outcomes for a Target Outcome Period will be achieved. You may lose some or all of your money by investing in the Fund.

4.	The Fund only provides the specified Outcomes if an investor buys on the first day of the period and holds the Fund until the end of the period.

Example: The Outcomes described in this prospectus are specifically designed to apply only if you hold shares on the first day of the Target Outcome Period and continue to hold them on the last day of the period.

5.	If investors buy or sell on a date other than the start or end date, their returns will be different and they may incur losses that are greater than the buffer. Explain how and where an investor may obtain the current return profile for the fund through the end of the Target Outcome Period.

Example: If you purchase shares after the Target Outcome Period starts or sell your shares before the Target Outcome Period ends, you may receive a very different return based on the fund’s current value. Investors purchasing shares of the fund after the Target Outcome Period begins can see their expected Outcome until the end of the period by visiting www.XYZ.com.

6.	The cap will likely change each year on [reset date].

Example: At the end of the Target Outcome Period, the fund will reset for a new Target Outcome Period tied to the same index and buffer, but the cap and buffer may change based on market rates as of the start of the new Target Outcome Period.

Response to Comment 1

The prospectus has been revised in accordance with this comment.

Comment 2 – Cover Page

Please revise the disclosure to provide further clarity on what is meant by the disclosure set forth below.

You will bear all losses exceeding [the buffer] on a one-to-one basis

Response to Comment 2

The prospectus has been revised in accordance with this comment.

Comment 3 – General

The Staff notes that the parenthetical after the Fund’s Outcomes reads “after fees and expenses” in certain instances and “after fees, expenses and taxes” in other instances. Because taxes are a form of Fund expense, consider using “after fees and expenses” throughout.

Response to Comment 3

These references have been revised so that they are consistent throughout the prospectus.

Comment 4 – Investment Objective

In order to make the Fund’s investment objective easier to understand, please consider deleting the capped amount after fees and expenses (or fees, expenses and taxes as applicable) and, alternatively, simply stating that the cap and buffer will be reduced by fees, expenses and taxes.

Response to Comment 4

The Staff’s comment will be addressed in future defined outcome registration statement filings.

Comment 5 – Investment Objective

The Staff notes the Fund’s investment objective set forth below. Please consider whether one of the references to the Fund’s fees and expenses should be moved so as to immediately follow the word “buffer,” which has been italicized below.

The investment objective of the [Fund] (the “Fund”) is to seek to provide investors with returns (before fees, expenses and taxes) that match those of the [Underlying ETF] (the “Underlying ETF”), up to a predetermined upside cap of ____% (before fees, expenses and taxes) and ____% (after fees and expenses, excluding brokerage commissions, trading fees, taxes and extraordinary expenses not included in the Fund’s management fee), while providing a buffer against the first 10% (before fees, expenses and taxes) of Underlying ETF losses, over the period from _____, 2020 to _____, 2021.

Response to Comment 5

The prospectus has been revised in accordance with this comment.

Comment 6 – Investment Objective

The Staff notes that the Fund’s investment objective is to “seek to provide investors with returns (before fees, expenses and taxes) that match the price return” of the Underlying ETF. Please clarify, where applicable, whether the Fund’s performance reflects the payment of dividends by the Underlying ETF.

Response to Comment 6

The following disclosure has been added to the section entitled “Principal Investment Strategies”:

The Fund’s performance will not reflect the payment of dividends by the Underlying ETF.

Comment 7 – Principal Investment Strategies

That Staff notes that the third sentence under “Buffer and Cap” states “[t]he buffer is before taking into account the fees and expenses charged to shareholders.” Please consider revising the disclosure to refer to “the Fund’s fees and expenses.”

Response to Comment 7

The prospectus has been revised in accordance with this comment.

Comment 8 – Principal Investment Strategies

The disclosure indicates that a shareholder holding Fund shares for an entire Target Outcome Period could lose their entire investment. Please revise the disclosure to indicate under what circumstances this would occur or consider removing the disclosure entirely. Please consider revising the disclose to distinguish an entire loss scenario when Fund shares are held for a full Target Outcome Period versus when an investment is made in Fund shares after the commencement of a Target Outcome Period

Please conform any changes made in this section to the disclosure set forth in “Downside Risk” in the section entitled “Principal Risks.”

Please also consider utilizing bold typeface for this entire paragraph.

Response to Comment 8

The Staff’s comment will be addressed in future defined outcome registration statement filings. Please note that “Downside Risk” has been removed from the prospectus pursuant to prior Staff comments.

Comment 9 – Principal Investment Strategies

Please consider whether the repetition of the cap figures in the second full paragraph on page eight (beginning: “The cap is set on the first day of each Target Outcome Period...”) is necessary given that the cap is previously disclosed in this section. If the cap figures will be retained in this paragraph, the Staff notes that prior disclosure on the cap discloses the cap net of fees and expenses or fees, expenses and taxes, and not just net of management fees. To avoid potential confusion, please consider conforming the disclosure throughout to “fees and expenses.”

Response to Comment 9

The prospectus has been revised in accordance with this comment.

Comment 10 – Principal Investment Strategies

Please revise the Y-axis of the bar chart to include positive numbers. Please base the hypothetical positive returns on a cap that is a fair and balanced representation of what the Fund currently offers. Consider stating that the chart is just an example and that the actual cap may be different.

Response to Comment 10

The Staff’s comment will be addressed in future defined outcome registration statement filings.

Comment 11 – Principal Investment Strategies

Please make the following revisions to the graph beneath the bar chart:

1.	Please indicate that this graph represents the Fund’s intended return profile based upon the performance of the Underlying ETF.
2.	Please remove the reference to “Return Profile” from the Y-axis and “Underlying ETF” from the X-axis.
3.	If accurate, please indicate that the dotted line represents the Underlying ETF’s performance, and the blue line represents the return profile gross of fees and expenses sought by the Fund in relation to the Underlying ETF’s indicated performance.
4.	Please include performance percentages in the chart so that investors can see the effect of the buffer and cap on the Fund’s performance.
5.	Please use bold typeface for the text immediately below the graph chart that directs investors to visit the Fund’s website.

Response to Comment 11

The Staff’s comment will be addressed in future defined outcome registration statement filings.

Comment 12 – Principal Investment Strategies

In the bullets below the graph, the Staff notes references to a “combination of cash and FLEX Options” playing a role in the determination of the Fund’s Outcomes. However, the investment strategy states that the Fund invests substantially all of its assets in FLEX Options. If cash plays a material role in the Fund’s investment strategy, please disclose this in the investment strategy.

Response to Comment 12

Cash is not a principal investment of the Fund nor does it play a material role in the Fund’s investment strategy. Accordingly, references to cash have been removed from the discussion of the Fund’s investment strategy.

Comment 13 – Principal Investment Strategies

In the bullets below the graph, for clarity, please consider adding “on the same date” to the references to the Fund’s investments combining to match the return of the Underlying ETF.

Additionally, consider referring to the “market price” of the Underlying ETF in this section, if applicable.

Response to Comment 13

The prospectus has been revised in accordance with this comment.

Comment 14 – Principal Investment Strategies

In the third bullet below the graph, please specify the date on which the Fund’s investments provide a return that is “approximately equal to the Fund’s NAV.”

Response to Comment 14

The prospectus has been revised in accordance with this comment.

Comment 15 – Principal Investment Strategies

In the third paragraph under the section entitled “General Information on the FLEX Options,” the Staff notes that the disclosure below was deleted. Please supplementally explain whether the removal of this disclosure indicates a change to how the Fund’s FLEX Option strategy will be implemented.

Each of the FLEX Options purchased and sold throughout the Target Outcome Period will have the same terms, such as strike price and expiration date, as the FLEX Options purchased and sold on the first day of the Target Outcome Period. On the Flex Options expiration date, the Fund intends to sell the Flex Options prior to their expiration and use the resulting proceeds to purchase new Flex Options for the next Target Outcome Period.

Response to Comment 15

The Staff’s comment will be addressed in future defined outcome registration statement filings.

Comment 16 – Principal Investment Strategies

Given that the S&P 500 is rebalanced on a quarterly basis, please confirm that the disclosure regarding the Underlying ETF’s constituent industries cannot be updated as of the most recent quarterly rebalance.

Response to Comment 16

The disclosure regarding the Underlying ETF’s constituent industries has been removed, however the Funds will identify any significant investments of the Underlying ETF.

Comment 17– Principal Investment Strategies

Please add a header to the section of the prospectus that discusses how shareholders will be alerted to the new cap at the beginning of each Target Outcome Period in order to distinguish it from the preceding disclosure.

Response to Comment 17

The prospectus has been revised in accordance with this comment.

Comment 18 – Principal Risks

With respect to the disclosure set forth below under “FLEX Options Risk,” please explain how this risk affects (1) investors who hold shares for an entire Outcome Period and (2) investors who hold shares for less than an entire Outcome Period. If the risk is more prevalent for investors who hold shares for less than an entire Outcome Period, please disclose the same.

The Fund may experience substantial downside from specific FLEX Option positions and certain FLEX Option positions may expire worthless.

Response to Comment 18

The Staff’s comment will be addressed in future defined outcome registration statement filings.

Comment 19 – Principal Risks

The staff notes that the disclosure under “FLEX Options Risk” reproduced below suggests that the Fund may not be able to provide the Outcomes. Please explain whether this risk is intended to disclose that the Fund may deviate from the returns of the Underlying ETF during the Target Outcome Period.

Less liquidity in the trading of the Fund’s FLEX Options could have an impact on the prices paid or received by the Fund for the FLEX Options in connection with creations and redemptions of the Fund’s shares. Depending on the nature of this impact to pricing, the Fund may be forced to pay more for redemptions (or receive less for creations) than the price at which it currently values the FLEX Options. Such overpayment or under collection could reduce the Fund’s ability to maintain the cap and buffer.

Response to Comment 19

The Staff’s comment will be addressed in future defined outcome registration statement filings.

Comment 20 – Principal Risks

With respect to the new second paragraph of “FLEX Options Risk,” please explain supplementally how this disclosure is consistent with the previous statement that the OCC serves as “the buyer for every seller and the seller for every buyer.” If a clearing member were to suffer a bankruptcy, would the OCC not cover its obligations? Please explain and revise the disclosure accordingly.

Additionally, please disclose under what circumstances the OCC would be “unable or unwilling to perform its obligations under the FLEX Options contracts.”

Response to Comment 20

The Staff’s comment will be addressed in future defined outcome registration statement filings.

Comment 21 – Principal Risks

The staff notes that the first three sentences under “FLEX Options Valuation Risk” address correlation risk. Please revise the disclosure to explain correlation risk directly.

Response to Comment 21

The Staff’s comment will be addressed in future defined outcome registration statement filings.

Comment 22 – Principal Risks

The Staff notes that Form N-1A provides that the principal investment strategies required by Item 4 in the summary should be based on the information given in response to Item 9 and should be a summary of that information. Please refer to the Staff’s June 2014 guidance regarding mutual fund enhanced disclosure which addresses the layered disclosure regime adopted by the Staff.

Response to Comment 22

The Funds believe that the strategy disclosure, as currently separated between Items 4 and 9, is compliant with the requirements of Form N-1A and is presented in a manner conducive to investor comprehension.

Comment 23 – Additional Information on the Fund’s Investment Objective and Strategies

Please revise the Fund’s policy adopted pursuant to Rule 35d-1 under the 1940 Act to read “80% of its net assets plus borrowings.”

Response to Comment 23

The prospectus has been revised in accordance with this comment.

Comment 24 – Risks of Investing in the Fund

Please explain supplementally to the Staff why the use of the word “may” in the last sentence of “Capped Upside Risk” reproduced below is appropriate, given that the Fund’s fees and expenses will ensure that the Fund’s capped return is always less than that of the Underlying ETF.

The return of the Fund may represent a return that is worse than the performance of the Underlying ETF, including as a result of the Fund’s returns being subject to a cap.

Response to Comment 24

The prospectus has been revised in accordance with this comment.

Comment 25 – How to Buy and Sell Shares

Please consider whether the reference to foreign investments under the section entitled “How to Buy and Sell Shares” is appropriate given the nature of the Fund’s investments.

Response to Comment 25

The reference to foreign investments under the section entitled “How to Buy and Sell Shares” has been removed.

The following comment relates only to the FT Cboe Vest U.S. Equity Deep Buffer ETF – December and the FT Cboe Vest U.S. Equity Deep Buffer ETF – January.

Comment 26 – Principal Investment Strategies

In the disclosure set forth in the second bullet of the section entitled “Principal Investment Strategies,” the reference to the Fund’s payout is confusing. Please consider revising to make clear that Underlying ETF losses of less than 5% will be borne by Fund shareholders on a one-to-one basis.

Response to Comment 26

The prospectus has been revised in accordance with this comment.

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Please call me at (312) 845-3781 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Eric Fred Fess
Eric Fred Fess